Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 5 DATED NOVEMBER 9, 2018
TO THE PROSPECTUS DATED APRIL 9, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 9, 2018, as supplemented by Supplement No. 3 dated August 29, 2018, which superseded and replaced all prior supplements to our prospectus, and Supplement No. 4 dated October 15, 2018. Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status and anticipated termination of our public offering; and

•
our potential acquisitions of Michigan ALF Portfolio, located in Grand Rapids, Holland, Howell, Lansing and Wyoming, Michigan; Lawrenceville MOB II, located in Lawrenceville, Georgia; Decatur MOB, located in Decatur, Georgia; and Mill Creek MOB, located in Mill Creek, Washington.

Status and Anticipated Termination of Our Public Offering
We commenced our initial public offering of shares of our common stock on February 16, 2016. We are offering up to approximately $2,800,000,000 in shares of Class T common stock and $200,000,000 in shares of Class I common stock in our primary offering. We are also offering up to an aggregate of $150,000,000 in shares of our Class T and Class I common stock pursuant to our distribution reinvestment plan, as amended, or DRIP. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock.

As of November 2, 2018, we had received and accepted subscriptions in our offering for 57,517,474 shares of Class T common stock, or approximately $575,367,000, and 3,759,402 shares of Class I common stock, or approximately $35,165,000, excluding shares of our common stock issued pursuant to the DRIP. As of November 2, 2018, approximately $2,224,633,000 in shares of our Class T common stock and $164,835,000 in shares of our Class I common stock remained available for sale to the public pursuant to our offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 15, 2019, or the date on which the maximum offering amount has been sold. We do not anticipate extending our offering beyond February 15, 2019.

All references in our prospectus to the termination date of our offering are hereby supplemented and revised accordingly.

Acquisitions

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions — Potential Acquisitions” section beginning on page 136 of our prospectus:

Potential Acquisitions

Between October 6, 2018 and November 7, 2018, we, through our subsidiaries, entered into purchase and sale agreements for the acquisition of the following properties from unaffiliated third parties:

Property Name	Type of Property	GLA (Sq Ft)	Occupancy	Contract Purchase Price	Date of Purchase Agreement	Location
Michigan ALF Portfolio	Senior Housing	325,000	100%	$70,000,000	10/10/18	Grand Rapids, Holland, Howell, Lansing and Wyoming, MI
Lawrenceville MOB II	Medical Office	45,000	100%	$10,300,000	10/22/18	Lawrenceville, GA
Decatur MOB	Medical Office	33,000	100%	$11,600,000	10/25/18	Decatur, GA
Mill Creek MOB	Medical Office	22,000	100%	$8,250,000	11/06/18	Mill Creek, WA

Michigan ALF Portfolio

On October 10, 2018, we, through GAHC4 Michigan ALF Portfolio, LLC, our wholly-owned subsidiary, entered into a purchase and sale agreement and escrow instructions with Vista Springs Holland Properties, LLC, Taft Living Center Properties, LLC, Vista Springs Riverside Properties, LLC, Vista Springs Northview Properties LLC, Vista Springs Edgewood Properties LLC and Vista Springs Town Commons Properties, LLC, or the Michigan owner sellers, Vista Springs Holland Operations, LLC, Taft Living Center Operations, LLC, Vista Springs Riverside Operations, LLC, Vista Springs Northview Operations LLC, Vista Springs Edgewood Operations LLC and Vista Springs Town Commons Operations, LLC, or the Michigan operator sellers, and together with the Michigan owner sellers, the Michigan ALF Portfolio sellers, Gary Shapiro, Andrew Stillman and Vista Springs Guarantor LLC, as the Michigan guarantors, and First American Title Insurance Company, as escrow agent, for the purchase of Michigan ALF Portfolio, a portfolio of six senior housing facilities located in Grand Rapids, Holland, Howell, Lansing and Wyoming, Michigan, for a contract purchase price of $70,000,000, plus closing costs. Michigan ALF Portfolio, consisting of approximately 325,000 square feet of gross leasable area, or GLA, and 390 units, offers assisted living and memory care services and is currently 100% occupied. We are not affiliated with Michigan ALF Portfolio sellers, Michigan guarantors or First American Title Insurance Company.

Lawrenceville MOB II

On October 22, 2018, we, through GAHC4 Lawrenceville GA MOB II, LLC, our wholly-owned subsidiary, entered into a real estate purchase agreement and escrow instructions with SK Gwinnett Professional Center II, LLC, or Lawrenceville seller, and Ticor Title Company of California, as escrow agent, for the purchase of Lawrenceville MOB II, a two-story, multi-tenant medical office building consisting of approximately 45,000 square feet of GLA located in Lawrenceville, Georgia, for a contract purchase price of $10,300,000, plus closing costs. Lawrenceville MOB II is currently 100% leased to ten tenants, including Maternal Gynerations and Atlanta Allergy and Asthma, which currently lease approximately 39.1% and 12.5% of the building, respectively. Medical services provided at Lawrenceville MOB II include allergy, asthma and immunologic care, gynecology, obstetrics, radiology, neurology and vascular. We are not affiliated with Lawrenceville seller or Ticor Title Company of California.

Decatur MOB

On October 25, 2018, we, through GAHC4 Decatur GA MOB, LLC, our wholly-owned subsidiary, entered into a real estate purchase and sale agreement and escrow instructions with CPIF Decatur Office, LLC, or Decatur seller, CPIF Holdings, LLC, as Decatur guarantor, and Commonwealth Land Title Insurance Company, as escrow agent, for the purchase of Decatur MOB, a one-story, multi-tenant medical office building consisting of approximately 33,000 square feet of GLA located in Decatur, Georgia, for a contract purchase price of $11,600,000, plus closing costs. Decatur MOB is currently 100% leased to four tenants, including Regional Medical Group, Dermpath and Derm Consultants and Georgia Urology, which currently lease approximately 64.4%, 15.6% and 12.0% of the building, respectively. Medical services provided at Decatur MOB include imaging, dermatology, urology, orthopedics and pain management. We are not affiliated with Decatur seller, Decatur guarantor or Commonwealth Land Title Insurance Company.

Mill Creek MOB

On November 6, 2018, we, through GAHC4 Mill Creek WA MOB, LLC, our wholly-owned subsidiary, entered into a real estate purchase and sale agreement and escrow instructions with Sydney Plaza Building, LLC, or Mill Creek seller, and HBI Title Services, Inc., as escrow agent, for the purchase of Mill Creek MOB, a one-story, multi-tenant medical office building consisting of approximately 22,000 square feet of GLA located in Mill Creek, Washington, for a contract purchase price of $8,250,000, plus closing costs. Mill Creek MOB is currently 100% leased to five tenants, including North Sound Dermatology, Columbia Funding Mortgage, Lifestyle Hearing Corporation and Mill Creek Rehabilitation, which currently lease approximately 47.9%, 15.2%, 14.1% and 13.5% of the building, respectively. Medical services provided at Mill Creek MOB include dermatology, hearing and balance issues, rehabilitation/physical therapy and dental services. We are not affiliated with Mill Creek seller or HBI Title Services, Inc.

We expect that American Healthcare Investors or its designated personnel will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to these potential acquisitions, except with respect to Michigan ALF Portfolio for which American Healthcare Investors or its designated personnel will receive a property management oversight fee of 1.0% of the gross monthly cash receipts. We intend to finance the purchase of each of these properties from funds raised through our offering and debt financing. We also anticipate paying an acquisition fee based on the aggregate contract purchase price of each of the properties to our advisor in connection with the acquisition of such properties, as described in our prospectus. We anticipate closing these acquisitions during the fourth quarter of 2018; however, we can give no assurance that the closings will occur within this timeframe, or at all. These potential acquisitions are subject to substantial conditions to closing. Our decision to consummate the acquisitions will generally depend upon:

•	the satisfaction of the conditions to each of the acquisitions contained in the relevant agreements;

•	no material adverse change occurring relating to each of the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from this offering and financing proceeds to make each of these acquisitions; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot give any assurances that the closing of these acquisitions is probable.

In evaluating each of these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including the overall valuation based on net operating income, location, demographics, quality of the tenants, length of leases, price per square foot, occupancy, and the fact that the overall rental rate at each property is comparable to market rates. We believe that each of these properties is well located, well maintained and has been professionally managed. Each property will be subject to competition from similar medical office buildings, senior housing facilities and skilled nursing facilities within its market area and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire these properties.

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